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                                     [LOGO]

                                                               December 23, 1997

Dear Shareholder:

    By now you are probably aware that on December 18, 1997, Software Artistry, Inc. ("Software Artistry" or the "Company") entered into a merger agreement with International Business Machines Corporation ("IBM") and one of its subsidiaries that provides for the acquisition of Software Artistry by IBM at a price of $24.50 per share. Under the terms of the proposed transaction, an IBM subsidiary has commenced a tender offer for all outstanding shares of Software Artistry common stock at $24.50 per share.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE IBM OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF SOFTWARE ARTISTRY SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS ACCEPT THE IBM OFFER AND TENDER THEIR SHARES PURSUANT TO THE IBM OFFER.

    Following the successful completion of the tender offer, upon approval by shareholder vote, if required, the IBM subsidiary will be merged with Software Artistry, and all shares not purchased in the tender offer will be converted into the right to received $24.50 per share in cash in the merger without interest.

    In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Broadview Associates LLC, financial advisor to Software Artistry, that the consideration to be received by Software Artistry shareholders in the transaction is fair, from a financial point of view, to Software Artistry shareholders.

    Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is IBM's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

    Each of us, as well as the largest shareholder of Software Artistry and certain other executive officers of the Company, has agreed to tender our shares, representing approximately twenty percent (20%) of Software Artistry's outstanding shares, into the offer. Along with the Board of Directors, management and employees, we thank you sincerely for your loyal support. We believe that the offer and the merger are in the best interests of our shareholders, and we strongly recommend that you accept IBM's offer.

                                          Sincerely,

                                          /s/ Joseph A. Piscopo

                                          CHAIRMAN OF THE BOARD OF DIRECTORS

                                          /s/ W. Scott Webber

                                          PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                          DIRECTOR